November 22, 2005



VIA FACSIMILE and U.S. Mail
FAX NO. (412)-562-1041


Mr. Nicholas J. DeIuliis
Chief Executive Officer
CNX Gas Corporation
1800 Washington Road
Pittsburg, PA  15241



      Re:  CNX Gas Corporation
           Registration Statement on Form S-1
           Filed August 12, 2005 and amended October 27, 2005
           File No. 333-127483


Dear Mr. DeIuliis:


      We have completed the engineering review of your response letter and amended registration statement and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




1.  Paragraph three in your response 13 states, "[Schlumberger Data
&
Consulting Services] feel this ending decline rate [4 percent] is justified based on the performance of the older 80 acre wells in the project, the performance of other CBM wells in the Appalachian Basin, and has confirmed this using simulation models." With a view towards possible disclosure, tell us how many 80 acre wells have demonstrated a 4 percent or less terminal decline rate and how you determined that this could be reliably applied to all your vertical CBM wells. Include the recovery efficiencies required by this decline rate projection.
Address whether you have applied this decline rate to your 40 acre infill PUD locations and, if so, tell us the estimated recovery efficiency thus required. Compare this methodology with that of Ralph E. Davis Associates which produced a decline rate nearly twice as large.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments or provide us with a written response within ten business days of your receipt of this letter providing us with the relevant information. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller at
(202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned at (202) 551-
3740
with any other questions.

						Sincerely,


						H. Roger Schwall
						Assistant Director



cc: 	C. Moncada-Terry
	L. Dang
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CNX Gas Corporation
November 22, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE